Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Cesca Therapeutics Inc. (formerly known as ThermoGenesis Corp.) for the registration of up to $50,000,000 of common stock, preferred stock, warrants to purchase common stock or preferred stock, debt securities (which will not exceed $10,000,000) and/or units consisting of common stock, preferred stock, warrants and debt securities or any combination of these securities, in one or more transactions and to the incorporation by reference therein of our report dated September 3, 2013, with respect to the consolidated financial statements of Cesca Therapeutics Inc. included in its Annual Report (Form 10-K) for the year ended June 30, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Sacramento, California
May 21, 2014